

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2020

Joshua R. Lamstein
Co-Chairman
Scopus BioPharma Inc.
420 Lexington Avenue, Suite 300
New York, NY 10170

      Re: Scopus BioPharma Inc.
          Offering Statement on Form 1-A
          Filed May 29, 2020
          File No. 024-11228

Dear Mr. Lamstein:

      We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

Summary
Proprietary CBD-mediated, Opioid-sparing Anesthetics, page 2

1.   We note your disclosure that Dr. Binshtok has demonstrated in mice that CBD can be used as an alternative to capsaicin in combination with chloroprocaine, resulting in painless selective long-term pain relief without paralytic, autonomic or neurotoxic side effects. This statement implies efficacy, which is a determination solely within the authority of the FDA or similar foreign regulators. You may present objective data resulting from trials without concluding efficacy. Please revise this statement accordingly.

2.   We note your disclosure that you believe that your proprietary combinations of CBD with approved anesthetics may be eligible for the FDA's 505(b)(2) development pathway, which would significantly reduce the future time and costs associated with clinical development, and similar statements about potential expedited review in the Business

section. Please revise to make it clear here and in the Business section that there can be no assurance that you will be able to use the 505(b)(2) regulatory pathway for your product candidates or that any of your product candidates will receive an expedited review.

MRI-1867, page 4

3.   We note your disclosure that NIH researchers demonstrated that MRI-1867 has an acceptable safety profile. Safety is a determination that is solely within the authority of the FDA or similar foreign regulators. You may state that your product candidates are well tolerated if true. Please revise this statement accordingly.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Julie Sherman at 202-551-3640 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mark J. Wishner, Esq.